HINDALCO

ADITYA BIRLA GROUP

RECEIVED
2007 JUL 25 P 2:

Ref:AM:PVK:1024:2007

Date:- 16th July, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

07025515

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Tuesday**, the **31st July, 2007**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the First Quarter ended on 30th June, 2007.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

ANIL MALIK
General Manager &
Company Secretary

dlw 7/26

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 030

NOTICE is hereby given that the **Forty-Eight Annual General Meeting** of the Shareholders of Hindalco Industries Limited will be held at **Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025** on Tuesday, the 31st July, 2007, at **3.30 P.M.**, to transact, with or without modification(s) as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2007 and Profit and Loss Account for the year ended on that date, the Report of the Directors and the Auditors thereon.
2. To confirm the payment of the Interim Dividend made during the year on fully paid-up and partly paid-up Equity Shares @ 170% on the paid-up equity capital of the Company for the financial year 2006-2007 as final dividend.
3. To appoint a Director in place of **Mr. Kumar Mangalam Birla**, who retires from office by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of **Mr. E. B. Desai,** who retires from office by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of **Mr. A. K. Agarwala,** who retires from office by rotation and being eligible, offers himself for re-appointment.
6. To appoint Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and to fix their remuneration and for the purpose, to pass the following Resolution, which will be proposed as an **Ordinary Resolution**:

"**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs Singhi & Company, Chartered Accountants, Kolkata, the retiring Auditors, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration for the said period and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

By Order of the Board of Directors

Anil Malik
General Manager &
Company Secretary

Place: Mumbai
Date: 4th May, 2007

NOTE FOR MEMBERS' ATTENTION

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/ HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

   NOTICE is also hereby given that the Register of Members and Transfer Books in respect of Equity Shares of the Company will remain closed from Wednesday, the 25th July, 2007 to Tuesday, the 31st July, 2007 (both days inclusive).
2. There being no special item of business, no Explanatory Statement is required pursuant to Section 173(2) of the Companies Act, 1956.
3. Members are hereby informed that Dividend which remains unclaimed / un-encashed over a period of 7 years, has to be transferred as per the provisions of Sec. 205A of the Companies Act, 1956, by the Company to "The Investor Education & Protection Fund", constituted by the Central Government under Section 205C of the Companies Act, 1956.

   Hereunder are the details of Dividends paid by the Company and their respective due dates of transfer of unclaimed/un-encashed dividends to the designated fund of the Central Government:

Date of Declaration of Dividend	Dividend for the year	Due date of transfer to the Government
1st August, 2000	1999-2000 (Final)	September, 2007
1st August, 2001	2000-01	September, 2008
31st July, 2002	2001-02	August, 2009
31st July, 2003	2002-03	August, 2010
31st July, 2004	2003-04	August, 2011
12th July, 2005	2004-05	August, 2012
28th July, 2006	2005-06	August, 2013
12th March, 2007	2006-07 (Interim)	April, 2014

It may please be noted that once the unclaimed/ un-encashed dividend is transferred to "The Investor Education & Protection Fund", as above, no claim shall lie in respect of such amount by the shareholder.

AM/STOEX-GN/07 ADITYA BIRLA GROUP July 12, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Dear Sir,

Sub : Intimation of Acquisition of Shares

In terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulation, 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations, 1992, this is to inform you that the Company has received communication from Life Insurance Corporation of India confirming that they have purchased **2,043,663** Equity Shares of the Company and now the total shareholding in the Company stands more than 10%.

As per the Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulation, 1997, the required details are attached herewith for your information.

The communication received from Life Insurance Corporation of India is also attached herewith.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above

Format for informing details of acquisition to Stock Exchanges by target company , in terms of Regulation 7(3)

Name of Target company (Reporting company) : Hindalco Industries Limited

Date of reporting	13th July, 2007				
Name of Stock exchanges where shares of reporting company are listed.	• Bombay Stock Exchange Limited, Mumbai • National Stock Exchange Limited • Luxembourg Stock Exhange (GDRs)				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ inter-se transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/Voting Rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/Voting Rights)
(A)	(B)	(C)	(D)	(E)	(F)
Life Insurance Corporation of India	11/07/2007	Market Buy	2043663 & 0.17%	122638551 & 9.99%	124682214 & 10.16%

Signed by authorised signatory

Place : MUMBAI
Date : 13th July, 2007

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

भारतीय जीवन बीमा निगम
Life Insurance Corporation of India
C.O, Investment Dept (6th Fl), Jeevan Bima Marg, Mumbai-400021
Ph: (022)- 66598626/ 66598602, Fax: (022)- 22810448/ 22825411

Ref: Inv/Back office

11th July 2007

The Company Secretary,
Hindalco Industries Ltd.,
Century Bhavan 3rd floor,
Dr. A B Road, Worli,
Mumbai - 400 025,
Maharashtra.

DEAR SIR,

Re: Regulation 7 - Details of change in shareholding in Respect of persons holding more than 5 % shares in a Listed Company.

As per the requirement of the Regulation 7 of the SEBI Regulations, we are informing the shareholding in the enclosed format (FORM C). We also inform our DP ID and Client ID as below:

DP ID	:	IN 300812
Client ID	:	10000012.

&

DP ID	:	11179676
Client ID	:	10491970
		10492462
		11197419
		11197396
		11197402

Kindly acknowledge.

Yours faithfully,

CHIEF
(INVESTMENT)

Encl : as above.

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)

Name of the Target company	HINDALCO INDUSTRIES LTD.	
Name of the acquirer and PAC with the acquirer	**LIFE INSURANCE CORPORATION OF INDIA**	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	**122638551**	**9.99**
b) Shares/ voting rights acquired	**2043663**	**0.17**
c) Shares / VR after acquisition	**124682214**	**10.16**
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interest transfer etc).	**Open market**	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	11.07.2007	
Paid up capital/ total voting capital of the target company before the said acquisition	1227100000	
Paid up capital/ total voting capital of the target company after the said acquisition	1227100000	

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer/ Authorised Signatory

Place : MUMBAI

Date : 11.07.2007

END